Exhibit 99.3

Dear Shareholder:

I am pleased to tell you and other common equity shareholders of First Citizens Banc Corp (“First Citizens”) about an investment opportunity. First Citizens, the parent company of The Citizens Banking Company (the “Bank”), is conducting an offering of up to 1,000,000 depositary shares, each representing a 1/40th ownership interest in a 6.50% Noncumulative Redeemable Convertible Perpetual Preferred Share, Series B, of First Citizens, as described in the enclosed prospectus.

In addition to the prospectus, we’ve also enclosed a “Questions and Answers” brochure and other materials which further describe the offering and your opportunity for further investment in First Citizens. The depositary shares are being offered to the public, with a preference being given first to existing common equity shareholders of First Citizens, and then to customers of the Bank and residents of the communities we serve.

THE OFFERING

First Citizens is offering up to 1,000,000 depositary shares, each representing a 1/40th ownership interest in a 6.50% Noncumulative Redeemable Convertible Perpetual Preferred Share, Series B, of First Citizens Banc Corp with a liquidation preference of $1,000 per share (equivalent to $25.00 per depositary share).

The enclosed prospectus contains a detailed discussion of the offering. We urge you to read this document carefully, including the section titled “Risk Factors” beginning on page 13. If you are interested in purchasing depositary shares in the offering, your Order and Certification Form along with payment must be received (not postmarked) by us before 12:00 noon, Eastern Time, on December 4, 2013.

For additional information, refer to the enclosed prospectus or call our offering information center, toll free, at (877) 860-2070, Monday through Friday, between 10:00 a.m. and 4:00 p.m., Eastern Time. The information center will be closed on weekends and holidays.

Sincerely,

James O. Miller

President and Chief Executive Officer

First Citizens Banc Corp

An investment in the depositary shares is subject to investment risks, including possible loss of the principal invested. This is not an offer to sell or a solicitation of an offer to buy the depositary shares. The offer is made only by the prospectus. The depositary shares are not savings accounts, deposits or other obligations of any bank, thrift or other depositary institution and are not insured or guaranteed by the FDIC or any other governmental agency or instrumentality.